THE WALKING COMPANY HOLDINGS, INC.
(formerly Big Dog Holdings, Inc.)
121 Gray Avenue
Santa Barbara, CA  93101

April 30, 2009

VIA EDGAR CORRESPONDENCE (RW WD)

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	The Walking Company Holdings, Inc. (formerly Big Dog Holdings, Inc.)
Registration Statement on Form S-1MEF
Filed September 26, 1997
File No. 333-36431

Ladies and Gentlemen:

The Walking Company Holdings, Inc. (formerly Big Dog Holdings, Inc.) (the “Registrant”) hereby requests that its Rule 477 withdrawal request dated April 10, 2009, filed with the Securities and Exchange Commission be withdrawn.

If you have any questions with respect to this matter, please contact me at (805) 963-8727 or Carrie Darling of Sheppard Mullin Richter & Hampton LLP, outside counsel to the Company, at (858) 720-7478.

THE WALKING COMPANY HOLDINGS, INC.

By:	/s/ Anthony J. Wall
Name:	Anthony J. Wall
Title:	Executive Vice President and General Counsel